Mail Stop 3561

May 18, 2010

By U.S. Mail and facsimile to (801) 606-5055

Bruce J. Wood
President and Chief Executive Officer
Schiff Nutrition International, Inc.
2002 South 5070 West
Salt Lake City, Utah 84104-4726

>   **Re: Schiff Nutrition International, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2009**
>   **Filed August 20, 2009**
>   **Proxy Statement on Schedule 14A**
>   **Filed September 24, 2009**
>   **Form 10-Q for the Quarter Ended August 31, 2009**
>   **Filed October 8, 2010**
>   **Form 10-Q for the Quarter Ended November 30, 2009**
>   **Filed January 8, 2010**
>   **Form 10-Q for the Quarter Ended February 28, 2010**
>   **Filed April 7, 2010**
>   **File No. 001-14608**

Dear Mr. Wood:

        We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

   • An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

   • A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

   An example of where you could elaborate is including here some of the information contained in "Industry Overview" on page 3 and "Competition" on page 6, and discussing how management intends to deal with these issues.

Liquidity and Capital Resources, page 21

2. You mention here that your New Credit Facility can be used to fund your normal working capital and capital expenditure requirements. Please revise to quantify your historical and future capital expenditures and explain how those amounts have been and will be spent.

Item 9A. Controls and Procedures, page 24

3. We note your disclosure indicates that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 15. Exhibits, page 27

4. It appears that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules and/or exhibits to:

- Exhibit 4.1, the revolving credit agreement dated June 30, 2004; and

- Exhibit 4.3, the loan agreement dated August 18, 2009;

Please refile these agreements, including all related schedules and exhibits.

Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Overview, page 12

Components of Compensation, page 13

Annual Performance Based Cash Bonuses, page 14

5. Please further define and clarify the "pre-management incentive cost income from continuing operations before income taxes" target, including how that amount is calculated.

Performance-Based Long Term Awards, page 14

6. Please revise to discuss in greater detail the three pre-established financial performance targets used to determine long term awards.

Security Ownership of Beneficial Owners, Directors and Management, page 20

7. Disclose, by footnote or otherwise, the natural person(s) who control Weider Health and Fitness. If they are a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Form 10-Q for the Quarter Ended August 31, 2009

Form 10-Q for the Quarter Ended November 30, 2009

Form 10-Q for the Quarter Ended February 28, 2010

Exhibits 31.1 and 31.2

8. Please amend all of the above-referenced Form 10-Qs to include all of the required language in paragraph 4 of the certification. Currently, you omit paragraph 4(b) as well as the second half of the introductory paragraph, both of which speak to the design of your internal controls. Please also insert the parenthetical phrase that appears in paragraph 4(d) (currently referred to as 4(c) in your certifications). See Rule 13a-15(e) and 15d-15(e) and Item 601(b)(31) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director